Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

U.S. GAAP	Q3 2010	Q2 2010	Q1 2010 (1)	For the nine-months ended Q3/10	For the year ended October 31, 2009
Return on Assets	0.80%	0.96%	1.07%	0.95%	0.61%
Return on Equity	14.3%	16.7%	19.4%	17.0%	11.8%
Dividend Payout Ratio	59%	53%	45%	52%	81%
Equity to Asset Ratio (2)	6.62%	6.85%	6.70%	6.71%	6.09%

(1) The Q1 2010 Return on Assets, Return on Equity and Equity to Asset Ratios have been restated to reflect the correction of prior-period errors pertaining to our accounting for available-for-sale securities. Refer to Note 16 to our unaudited interim Consolidated Financial Statements for quarter ended April 30, 2010 for more information.

(2) On November 1, 2009, we adopted the guidance issued by FASB under Topic 810, Consolidation (FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). FAS 160 requires that non-controlling interests be reported as a component of total equity instead of mezzanine equity with retrospective application for disclosures. Prior to the adoption of this standard, we reported the Equity to Asset Ratio for the year ended October 31, 2009 to be 5.51%.

* Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.